September 16, 2025

Eileen Smiley

US Securities and Exchange Commission

Division of Investment Management Disclosure Review & Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	The Guardian Insurance & Annuity Company, Inc. (GIAC)
Response to Comments to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 – File No. 333-272291

Dear Ms. Eileen Smiley:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on August 4, 2025. For the responses that follow, page references reflect the page number in Guardian MarketPerform™ a single premium deferred registered index-linked annuity prospectus filed with the SEC on July 4, 2025. Along with this letter, we have included the revised prospectus pages reflecting the Company’s revisions in response to the Staff’s comments. A courtesy blackline of the revised prospectus will be provided to the Staff.

1.	Comment: (General) – Complete and fill in all items in brackets in the next filing.

Response: All items in brackets throughout will be filled in and completed for the next filing.

2.

Comment: Page TX6, the sentence “We guarantee that the Participation Rate will never be less than 100%, the Cap Rate will never be less than 1.50%.” add “declared” before Cap Rate. The sentence is missing a phrase, if not add “and” after 100%.

Response: We have added missing disclosure.

3.	Comment: Page TX12, 4th bullet of the second set of bullets add reservation to not declare a Cap Rate for a Cap with Par & Spread IPCS.

Response: Added

4.	Comment: Page TX24, 1st sentence under the Application Rate Lock section, add Trigger Rates to the parenthetical.

Response: Added

5.	Comment: Page TX36, 2nd bullet last sentence and each opening paragraph of the following example, review and revise to be consistent with disclosure on page TX 6.

Response: Revisions made.

Regarding timing, the Company notes that it is seeking to go effective on November 10, 2025. Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Patrick Ivkovich
Patrick Ivkovich

Senior Counsel

The Guardian Life Insurance Company of America

New York City, NY 10001

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com